SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                     _______

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For February 28, 2003

                         Commission File Number: 1-14732

                             National Steel Company
                 (Translation of registrant's name into English)

                        Rua Lauro Muller, 116 - 36o andar
                           Rio de Janeiro, RJ - Brazil
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F
                                    ----            ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No  X
                                 -----       -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

         This Report contains:

   o Press release, dated February 27, 2003, announcing the successful completion of a US$ 85 million offering of one year notes.

   o English translations of:

     o Minutes of a special shareholders' meeting held on February 28, 2003, at which the shareholders approved a previously announced proposal to transfer to CSN the plant in Parana state constructed by the Company's subsidiary, CISA-CSN Industria de Acos Revestidos S.A. ("CISA"), to produce plain and formed galvalume and pre-painted steel products for the construction and home appliance industries in Brazil, leaving CISA with a service center and a distribution facility.

     o A fato relevante ("relevant fact") describing the foregoing approval. As previously announced, this transaction will not have an impact on the Company's consolidated financial statements prepared in accordance with Brazilian Corporate Law or US GAAP.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Companhia Siderurgica Nacional



                                        By: /s/  Otavio de Garcia Lazcano
                                           -------------------------------------
                                        Name:  Otavio de Garcia Lazcano
                                        Title: Principal Financial Officer



Dated:  February 28, 2003

                                                          February 28, 2003
Securities and Exchange Commission,
   450 Fifth Street, N.W.,
      Washington, D.C. 20549.

         Re: National Steel Company (Companhia Siderurgica Nacional) -- Report on Form 6-K
              -------------------------------------------------------

Dear Sirs:

         On behalf of Companhia Siderurgica Nacional ("CSN"), I enclose CSN's Report on Form 6-K (the "Form 6-K"). The enclosed is being furnished but shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

         By copy of this letter, I am also transmitting one manually signed copy of the Form 6-K to the New York Stock Exchange, Inc., upon which CSN's ADSs are listed.

         Please direct any questions or comments you may have regarding this submission to the undersigned at (202) 956-7505.

                                                   Very truly yours,



                                                   Edwin D. Williamson




(Enclosures)

cc: New York Stock Exchange, Inc. (w/enclosures)

         FOR MORE INFORMATION CONTACT:
         ----------------------------

  Luciana Paulo Ferreira                          Isabel Viera
  CSN - Relacoes com Investidores                 Thomson Financial
  021 2586 1442 luferreira@csn.com.br             +1 (212) 701-1823
                ---------------------             isabel.vieira@tfn.com
  www.csn.com.br                                  ---------------------
                                                  www.thomsonfinancial.com
                                                  ------------------------

--------------------------------------------------------------------------------

     o CSN WILL RAISE US$85 MILLION IN NOTES
--------------------------------------------------------------------------------

(RIO DE JANEIRO, BRAZIL - FEBRUARY 27, 2003) -- Companhia Siderurgica Nacional
(CSN) (NYSE-SID), announced today that it has launched US$85 million in Notes through its subsidiary, CSN Islands II Corp, guaranteed by CSN. It's an one year transaction with an approximate cost of 9,5% per annum. Funds raised from this program will be fully utilized to finance working capital thus increasing Company liquidity.

Concerning this issuance, Otavio de Garcia Lazcano, CSN's CFO, made the following comments: "We are very pleased with this transaction. CSN is the first non-financial company in Brazil to issue notes after March 2002."

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933 and will not be offered in the United States except pursuant to an exemption from the registration requirements under such act.


--------------------------------------------------------------------------------
Companhia Siderurgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and gross revenues of R$4.0 billion reported in 2001, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.
--------------------------------------------------------------------------------

     The foregoing statements that express or imply future results are forward-looking statements. Factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include changes in the steel industry or the economic or political situation in Brazil or other countries or regions.

MINUTES OF THE SPECIAL MEETING OF COMPANHIA SIDERURGICA NACIONAL HELD ON FEBRUARY 28, 2003 AND DRAWN UP IN SUMMARY FORM


1. DATE, TIME AND PLACE: February 28, 2003, at 8h30min., at the company's head office at Rua Lauro Muller n(o) 116, 36(o) andar, Botafogo, Rio de Janeiro.

2. SUMMONS: Announcements published in Jornal do Commercio, Gazeta Mercantil (national edition) and in the Official Gazette of the State of Rio de Janeiro on February 13, 18 and 20, 2003. The announcements, Protocol and Justification of Partial Split with Incorporation, evaluation report and Opinion of the Fiscal Council are on the table at the disposal of interested persons, the reading and transcription of those documents being waived.

3. PRESENCE: Shareholders representing more than the majority of the voters' capital, as confirmed by the signatures in the Shareholders' Presence Book, as well as of the representative of Ribeiro & Associados Consultoria e Contabilidade S/C Ltda., Mr. Ranoel de Souza Ribeiro, and of the Executive Operations Officer, Dr. Albano Chagas Vieira.

4. CHAIR: Due to the absences of the Chairman and Vice-Chairman of the Company's Board of Directors, Director Antonio Francisco dos Santos chaired the Meeting, who invited Dr. Claudia Silva Araujo de Azeredo Santos to be secretary.

5. DELIBERATIONS: 5.1 - The meeting approved, unanimously, the drawing up of these Minutes in summary form and their publication with omission of the signatures of Shareholders who were present, as provided, respectively, by paragraphs 1 and 2 of article 130 of Law n(o) 6.404/76; 5.2 - The meeting approved, unanimously, the Protocol and Justification of Partial Split with Incorporation of a portion of the split equity of its subsidiary CISA-CSN Industria de Acos Revestidos S.A. ("CISA") in the Company, hereto attached, given that, with this operation, activities of production will be centralized in the Company, and those of distribution and service center in CISA, thus optimizing the resources of both companies, so as to enhance essential activities, efficiency and competitiveness of the Company and of CISA; 5.3 - With the abstention of the shareholders Amazonas FIA, BBA Slabs IBX FIA, BBA FESC F.I.A., Fundacao Ass. e Prev. da Ext. Rural RGS - FAPERS, BBA IBX Private FIA, BBA IBX Institucional FIA, PGBL Icatu Hartford Comp. 20 B FIF - Exclusivo, PGBL Icatu Hartford Comp. 20 C FIF - Exclusivo, PGBL Icatu Hartford Composto 20 E FIF Exclusivo, PGBL Icatu Hartford Comp. 49 C FIF - Exclusivo, PGBL Icatu Hartford Comp. 49 B FIF Exclusivo, PGBL Icatu Hartford Comp. 10 C FIF - Exclusivo, PGBL Icatu Hartford Composto 10 B FIF - Exclusivo, PGBL Icatu Hartford Composto 10 E FIF - Exclusivo, PGBL UBS Composto I FIF, BBA Investprev FIA, BBA Ibovespa Private FIA, BBA Ibovespa Institucional FIA, BBA Index Ibovespa FIA, BBA Aquarius FIA, PREVID EXXON Soc.

Previdencia Privada, Icatu Hartford Seguros S.A., BBA Taurus FIA, BBA IH FMP FIF, BBA Top Safira FIA e BBA FEF FIA, the meeting approved the Evaluation Report of the portion of CISA's equity to be incorporated in the Company, prepared by the company Ribeiro & Associados Consultoria e Contabilidade S/C Ltda., and consequently ratified the indication of said specialized company that carried out the evaluation. That Evaluation Report is filed at the Company's head office. 5.4 - The meeting approved, unanimously, the incorporation of CISA's split equity in the Company, without increase in capital, since CISA is already an investee of the Company. Therefore, the Company will assume all the assets and liabilities connected to the portion of split equity that is being incorporated in the Company. And, there being nothing more to discuss, the work was adjourned for the time necessary to draw up these Minutes. When the session was reopened, these Minutes were read, considered correct and signed by the Chairman, the secretary and all shareholders who were present. Rio de Janeiro, February 28, 2003. I certify that this is a true copy of the original, drawn up in its proper book.

Claudia de Azeredo Santos
General Counsel

RELEVANT FACT


COMPANHIA SIDERURGICA NACIONAL, a joint stock company, with its head office at Rua Lauro Muller, n(o) 116, 36(o) andar, sala 3702, in the City of Rio de Janeiro/RJ, registered in the CNPJ under n(o) 33.042.730/0001-04 ("CSN"), announces that, with the objective of enhancing essential activities, efficiency and competitiveness of the involved companies, the partial split of CISA - CSN Industria de Acos Revestidos S.A., a private juridical entity, joint stock company, with its head office in the City of Araucaria, State of Parana, at Rodovia PR 423, n(o) 5.500, registered in the CNPJ/MF under n(o) 02.737.015/0001-62 ("CISA"), and incorporation of the split-off portion of CISA's equity in CSN, were approved, without increase in CSN's capital stock, given that CISA is already an investee of CSN. Consequently, production activities are segregated in CSN, and those of distribution and service center operation, in CISA.

Rio de Janeiro, February 28, 2003.

Antonio Mary Ulrich
Investor Relations Executive Officer